UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ALLIED HEALTHCARE PRODUCTS, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-19266	25-1370721
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1720 Sublette Avenue, St. Louis, Missouri (Address of principal executive offices)	63110 (Zip Code)

Daniel C. Dunn 314-771-2400

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD is filed by Allied Healthcare Products, Inc., a Delaware corporation (“Allied”, the “Company”, “we”, or “us”) for the year ended December 31, 2014 to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). Certain terms in this Form SD are defined in the Rule and our Conflict Minerals Report, filed herewith as Exhibit 1.02, and the reader is referred to those sources for such definitions.

RCOI for 2014 Calendar Year

We have determined that conflict minerals exist in at least one component of at least one product in each of our core businesses. These components contain conflict minerals that are necessary to the functionality or production of these products that we manufacture or contract to manufacture. Therefore, in accordance with the Rule and Form SD, we initiated a reasonable country of origin inquiry (“RCOI”) with our direct suppliers to determine whether any conflict minerals originated in the Covered Countries (as defined below) and/or may have been from recycled or scrap sources.

Our RCOI process employed a number of measures to determine whether the necessary conflict minerals in our products originated in the Covered Countries and/or may have been from recycled or scrap sources, including the following:

-	Consultation with the Company’s engineering staff to help determine which components do not contain conflict minerals;
-	Creation of a comprehensive supplier list;
-	Communication and engagement with our suppliers;
-	Distribution to our suppliers of a questionnaire based the Electronic Industry Citizenship Coalition (“EICC”) and The Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Reporting Template (“EICC/GeSI Form”);
-	Collection of responses to our questionnaire from our suppliers, some of which are provided on the EICC/GeSI Form and some of which are provided on our form;
-	Review of collected responses to identify supplier risk level, as described further in our Conflict Minerals Report, determine country of origin and/or sourcing from recycled or scrap sources and determine if due diligence is required; and
-	Follow-up communication with suppliers to update forms if their responses did not meet our review requirements and to understand and mitigate risks related to conflict minerals in their supply chains.

There is significant overlap between our RCOI efforts and our due diligence measures performed. Our due diligence measures are discussed further in the Conflict Minerals Report filed as Exhibit 1.02 hereto.

A majority of the surveys returned to the Company indicated that our necessary conflict minerals originated outside the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”) or were from recycled material or scrap sources. The remainder of vendors responding to surveys indicated that the source of necessary conflict minerals was uncertain or unknown. No vendors indicated that necessary conflict minerals originated in a Covered Country.

Conflict Minerals Disclosure

The Conflict Minerals Report for the calendar year ended December 31, 2014 filed herewith as Exhibit 1.01 is available at http://www.alliedhpi.com.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by duly authorized undersigned.

ALLIED HEALTHCARE PRODUCTS, INC.

Date: May 29, 2015	By:	/s/ Daniel C. Dunn
Daniel C. Dunn
Chief Financial Officer